UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is further to our disclosures dated February 12, 2025 and June 27, 2025 with regards to our subsidiary, ICICI Prudential Asset Management Company (the Company).

The Company has filed a Draft Red Herring Prospectus (DRHP) dated July 8, 2025 with Securities and Exchange Board of India, BSE Limited and National Stock Exchange of India Limited for an initial public offering (IPO) comprising of an offer for sale (OFS) of equity shares held by Prudential Corporation Holdings Limited (PCHL) in the Company, representing upto 10% of the equity share capital of the Company. The IPO and the amount of the OFS amount shall be subject to market conditions, requisite approvals and other considerations.

Additionally, on July 8, 2025 (at 7:11 p.m.), ICICI Bank Limited (the Bank) has entered into an inter-se agreement with PCHL stating its intention to purchase up to 2% of fully-diluted pre-IPO share capital of the Company from PCHL, prior to the consummation of the IPO. This would be subject to finalisation amongst both parties of relevant terms, requisite corporate and statutory approvals as may be required by each of the parties, applicable law and other considerations.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Master Circular dated November 11, 2024, the following disclosure are enclosed herewith as Annexure:

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

a.	Name of the target entity, details in brief such as size, turnover etc.

ICICI Prudential Asset Management Company (the Company) had total assets of ₹ 43.84 billion at March 31, 2025. Please see further details below:

Turnover (FY2025): ₹ 49.80 billion

PAT (FY2025): ₹ 26.51 billion

b.

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction constitutes a related party transaction and it will be done at arms’ length. The Bank does not have any promoters.
c.	Industry to which the entity being acquired belongs	Financial and insurance services (Asset management company)
d.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

The Bank holds 51.0% of equity share capital of the Company. Subsequent to the proposed transaction there will not be any change in classification of the Company (i.e. it will continue to be a subsidiary of the Bank). This purchase will primarily be towards maintaining the Bank’s majority shareholding in the event of grant of stock-based compensation by the Company.

e.	Brief details of any governmental or regulatory approvals required for the acquisition	RBI approval is required
f.	Indicative time period for completion of the acquisition	The Bank will purchase additional shareholding in the Company, prior to the Company’s IPO
g.	consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration by purchase of equity shares from PCHL

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

h.	Cost of acquisition and/or the price at which the shares are acquired	To be decided at a subsequent time
i.	Percentage of shareholding / control acquired and / or number of shares acquired	The Bank proposes to purchase additional shareholding of up to 2% in the Company
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The Company is an asset management company managing significant assets under management in the mutual fund segment and rendering to portfolio management services for investors spread across the country and providing investment management services to alternative investment funds. The Company also provides advisory services to its clients across international markets. The Bank holds 51.0% and PCHL holds 49.0% in the Company.

Date of incorporation: June 22, 1993

History of last 3 years turnover (total revenue from operations + other income on a consolidated basis):

FY2025: ₹ 49.80 billion

FY2024: ₹ 37.61 billion

FY2023: ₹ 28.38 billion

Country of presence: India

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date :	July 9, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India